Exhibit 99.1

Summit Therapeutics plc

(‘Summit’, the ‘Company’ or the ‘Group’)

SUMMIT THERAPEUTICS REPORTS FINANCIAL RESULTS FOR THE

FIRST QUARTER ENDED 30 APRIL 2017 AND OPERATIONAL PROGRESS

Oxford, UK, 14 June 2017 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today reports its unaudited financial results for the first quarter ended 30 April 2017.

Mr Glyn Edwards, Chief Executive Officer of Summit, commented: “Over the past quarter and in recent months, we have made meaningful advances in both our DMD and CDI programmes to bring these programmes closer to the patients in need. We continue to progress our PhaseOut DMD clinical trial of our lead utrophin modulator, ezutromid, in the treatment of DMD. We achieved a major milestone in the programme with the completion of enrolment into PhaseOut DMD, triggering a $22 million payment from Sarepta. In addition, we have made provisions for patients in the trial to remain on ezutromid beyond the initial 48-weeks of the trial, which will allow us to monitor safety and efficacy data related to longer-term dosing. We look forward to reporting 24-week biopsy, MRI and functional data in the first quarter of 2018 for what could be the first disease modifying treatment for all patients with DMD.

“As we continue to prepare our other lead product candidate, ridinilazole, for Phase 3 clinical development, a recent Lancet Infectious Diseases publication highlighted the novel antibiotic’s differentiation and promise as a potential treatment for CDI, as evidenced by the Phase 2 CoDIFy clinical data. We believe the robust design of the Phase 3 clinical programme, which has received input from the US Food and Drug Administration and European Medicines Agency, has the potential to underpin ridinilazole as a potential front-line treatment for CDI.”

Utrophin Modulation Programme for DMD

Ezutromid Highlights

•	Completed enrolment into PhaseOut DMD in May 2017. PhaseOut DMD is a 48-week, open label Phase 2 clinical trial that has enrolled 40 patients at sites in the UK and US. The trial aims to establish proof of concept of ezutromid and is evaluating a range of muscle structure, muscle health and functional endpoints.

•	Expecting to report full 24-week data analysis from PhaseOut DMD in Q1 2018. This data set will include 24-week biopsy data from all patients who provide a 24-week biopsy sample (approximately 20). In addition, Summit expects to report 24-week MRI and functional data from all 40 patients in the trial. Top-line data from the complete 48-week clinical trial are expected in Q3 2018.

•	Received support from an Independent Data Monitoring Committee for the extension of PhaseOut DMD following its interim review of safety and tolerability data. The extension phase will allow Summit to continue to gather long-term safety and efficacy data and is expected to last until ezutromid either receives marketing approval in relevant countries or its development is discontinued. In May 2017, Summit received the necessary regulatory approvals for the extension phase.

CDI Programme

Ridinilazole Highlights

•	Outlined Phase 3 development programme for the novel antibiotic ridinilazole following input from the US Food and Drug Administration and European Medicines Agency. The primary endpoint of the Phase 3 trials is expected to test for superiority in sustained clinical response compared to vancomycin as the Company seeks to further differentiate ridinilazole from currently marketed CDI treatments and those in late-stage development. Preparation for the Phase 3 clinical trials is ongoing with the trials planned to start H1 2018.

•	Continuing to explore various funding options for the Phase 3 development programme as the Company seeks to maximize the value of ridinilazole. Options include potentially entering into a collaboration with a third party or securing meaningful non-dilutive funding from government entities and philanthropic, non-government and not for profit organisations.

•	Published Phase 2 CoDIFy clinical trial results in The Lancet Infectious Diseases. CoDIFy evaluated ridinilazole against the standard of care antibiotic, vancomycin, for the treatment of CDI. The results showed ridinilazole demonstrated substantial clinical benefit over vancomycin. This included ridinilazole achieving statistical superiority over vancomycin in sustained clinical response, a composite endpoint of cure at the end of treatment and no recurrence 30 days after treatment, a result which was driven by a large numerical reduction in recurrent disease.

•	Planning to report data from an exploratory Phase 2 clinical trial evaluating ridinilazole against the antibiotic fidaxomicin later this year. A key objective of the trial is to determine the relative impact on the patients’ microbiomes of treatment with ridinilazole compared to fidaxomicin.

Operational

•	Strengthened R&D team with Chief Operating Officer Dr David Roblin expanding his role to include serving as Chief Medical Officer and appointments of Dr Anne Heatherington as Head of Clinical Development and Quantitative Sciences and Dr Dave Powell as Head of Research. These appointments, announced in May 2017, will help ensure the Company has the leadership, depth of knowledge and expertise needed to support its clinical and preclinical pipeline.

Financial Highlights

•	Cash and cash equivalents at 30 April 2017 of £19.4 million compared to £28.1 million at 31 January 2017.

•	$22 million milestone payment to Summit triggered in May 2017, post the period under review, under the terms of the licence and collaboration agreement with Sarepta Therapeutics Inc. (‘Sarepta’).

•	Loss for the three months ended 30 April 2017 of £4.8 million compared to a loss of £5.4 million for the three months ended 30 April 2016.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programmes focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

N+1 Singer (Broker) Aubrey Powell / Lauren Kettle	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Karen Sharma	Tel: +1 781 235 3060 ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about development and potential commercialisation of our product candidates, the therapeutic potential of our product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential benefits and future operation of the collaboration with Sarepta Therapeutics Inc., including any potential future payments thereunder, any other potential third-party collaborations and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended 31 January 2017. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

FINANCIAL REVIEW

Revenue

Revenue was £1.7 million for the three months ended 30 April 2017 compared to £nil for the three months ended 30 April 2016. This increase resulted from the exclusive licence and collaboration agreement entered into with Sarepta in October 2016, from which the Company received an upfront payment of £32.8 million ($40 million). Of this amount £4.0 million in the aggregate has been recognised to date. The remaining £28.8 million of the upfront payment is classified as deferred revenue and will continue to be recognised as revenue over the development period.

Other Operating Income

There were no sources of other operating income during the three months ended 30 April 2017 compared to £0.06 million recognised during the three months ended 30 April 2016. The decrease is due to the Company’s withdrawal from the Innovate UK funding agreement in September 2016 in order to enable the Company to take advantage of more tax efficient opportunities related to research and development expenditure.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £0.2 million to £5.0 million for the three months ended 30 April 2017 from £4.8 million for the three months ended 30 April 2016. The increase is driven by an overall increase in investment in the DMD programme of £0.7 million and an increase of £0.1 million in research and development related staffing costs offset by a decrease in CDI clinical programme related activities of £0.6 million.

General and Administration Expenses

General and administration expenses increased by £1.0 million to £2.4 million for the three months ended 30 April 2017 from £1.4 million for the three months ended 30 April 2016. This increase was primarily due to a net negative movement of £0.5 million in exchange rate variance, an increase of £0.3 million in staff related costs and an increase of £0.2 million in legal and professional fees.

Finance Costs

Following an International Financial Reporting Standards Interpretations Committee agenda decision in May 2016 on the application of International Accounting Standards 20 ‘Government Grants,’ the Company has changed its accounting policy regarding charitable funding arrangements from the Wellcome Trust and US not for profit organisations for the year ended 31 January 2017. See Note 1 – ‘Change in accounting policy’ below. This change in accounting policy has been reflected retrospectively in the comparative financial statements for the three months ended 30 April 2016. Finance costs relate to the subsequent re-measurement of the financial liability recognised in respect of income arrangements and the unwinding of the discounts associated with the liabilities. Finance costs remained consistent at £0.2 million for the three months ended 30 April 2017 and for the three months ended 30 April 2016 (adjusted).

Cash Flows

Operating Activities

Net cash used in operating activities for the three months ended 30 April 2017 was £8.0 million compared to £6.4 million for the three months ended 30 April 2016. This movement of £1.6 million was driven by an increase in research and development expenses and general and administrative expenses during the three months ended 30 April 2017.

Investing Activities

Net cash used in investing activities for the three months ended 30 April 2017 was £0.3 million compared to £4,000 for the three months ended 30 April 2016. This includes the net amount of bank interest received on cash deposits less amounts paid to acquire property, plant and equipment. During the three months ended 30 April 2017, the Group relocated its UK offices.

Financing Activities

Net cash inflow from financing activities for the three months ended 30 April 2017 of £0.01 million relates to proceeds from the exercise of warrants and the exercise of share options. For the three months ended 30 April 2016, the Company received proceeds of £0.1 million from the exercise of warrants.

Financial position

As at 30 April 2017, total cash and cash equivalents were £19.4 million compared to £28.1 million at 31 January 2017.

Due to the recognition of deferred revenue associated with the Sarepta agreement and the recognition of a financial liability on funding arrangements resulting from a change in accounting policy, the Consolidated Statement of Financial Position continues to be in a net liability position.

Glyn Edwards	Erik Ostrowski
Chief Executive Officer	Chief Financial Officer

14 June 2017

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 30 April 2017

	Note	Three months ended 30 April 2017 $000s	Three months ended 30 April 2017 £000s	Three months ended 30 April 2016 Adjusted* £000s

Revenue		2,236	1,728	—

Other operating income		—	—	59

Operating expenses
Research and development		(6,515)	(5,035)	(4,806)
General and administration		(3,149)	(2,434)	(1,432)

Total operating expenses		(9,664)	(7,469)	(6,238)

Operating loss		(7,428)	(5,741)	(6,179)

Finance income		2	1	3
Finance cost	1	(290)	(224)	(194)

Loss before income tax		(7,716)	(5,964)	(6,370)

Income tax		1,556	1,203	935

Loss for the period		(6,160)	(4,761)	(5,435)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(20)	(15)	(5)

Total comprehensive loss for the period		(6,180)	(4,776)	(5,440)

Basic and diluted loss per Ordinary Share from operations	2	(10)cents	(8)pence	(9)pence

*	See Note 1 – ‘Change in accounting policy’

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)

As at 30 April 2017

		30 April 2017	30 April 2017	31 January 2017
	Note	$000s	£000s	£000s
ASSETS
Non-current assets
Goodwill		859	664	664
Intangible assets		4,440	3,432	3,470
Property, plant and equipment		611	472	116

		5,910	4,568	4,250
Current assets
Prepayments and other receivables		1,952	1,509	1,027
Current tax receivable		7,071	5,466	4,248
Cash and cash equivalents		25,050	19,362	28,062

		34,073	26,337	33,337

Total assets		39,983	30,905	37,587

LIABILITIES
Non-current liabilities
Deferred revenue		(28,317)	(21,887)	(23,615)
Financial liabilities on funding arrangements	1	(7,948)	(6,143)	(5,919)
Provisions for other liabilities and charges		(129)	(100)	(85)
Deferred tax liability		(731)	(565)	(565)

		(37,125)	(28,695)	(30,184)
Current liabilities
Trade and other payables		(4,130)	(3,192)	(3,984)
Provisions for other liabilities and charges		(110)	(85)	—
Deferred revenue		(8,942)	(6,912)	(6,912)

		(13,182)	(10,189)	(10,896)

Total liabilities		(50,307)	(38,884)	(41,080)

Net liabilities		(10,324)	(7,979)	(3,493)

EQUITY
Share capital		801	619	618
Share premium account		60,073	46,432	46,420
Share-based payment reserve		7,003	5,413	5,136
Merger reserve		(2,513)	(1,943)	(1,943)
Special reserve		25,867	19,993	19,993
Currency translation reserve		45	35	50
Accumulated losses reserve		(101,600)	(78,528)	(73,767)

Total deficit		(10,324)	(7,979)	(3,493)

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

For the three months ended 30 April 2017

	Three months ended 30 April 2017 $000s	Three months ended 30 April 2017 £000s	Three months ended 30 April 2016 Adjusted* £000s
Cash flows from operating activities
Loss before income tax	(7,716)	(5,964)	(6,370)

Adjusted for:
Finance income	(1)	(1)	(3)
Finance cost	290	224	194
Foreign exchange loss	612	473	45
Depreciation	30	23	11
Amortisation of intangible fixed assets	3	2	2
Loss on disposal of assets	48	37	—
Movement in provisions	—	—	7
Research and development expenditure credit	—	—	(3)
Share-based payment	358	277	336

Adjusted loss from operations before changes in working capital	(6,376)	(4,929)	(5,781)

Increase in prepayments and other receivables	(624)	(482)	(509)
Decrease in deferred revenue	(2,236)	(1,728)	—
Decrease in trade and other payables	(1,034)	(798)	(78)

Cash used by operations	(10,270)	(7,937)	(6,368)

Taxation paid	(19)	(15)	—

Net cash used by operating activities	(10,289)	(7,952)	(6,368)

Investing activities
Purchase of property, plant and equipment	(362)	(280)	(7)
Interest received	1	1	3

Net cash used in investing activities	(361)	(279)	(4)

Financing activities
Proceeds from exercise of warrants	13	10	107
Proceeds from exercise of share options	4	3	—

Net cash generated from financing activities	17	13	107

Decrease in cash and cash equivalents	(10,633)	(8,218)	(6,265)

Effect of exchange rates in cash and cash equivalents	(624)	(482)	(50)

Cash and cash equivalents at beginning of the period	36,307	28,062	16,304

Cash and cash equivalents at end of the period	25,050	19,362	9,989

*	See Note 1 – ‘Change in accounting policy’

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

Three months ended 30 April 2017

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Loss for the period	—	—	—	—	—	—	(4,761)	(4,761)
Currency translation adjustment	—	—	—	—	—	(15)	—	(15)

Total comprehensive loss for the period	—	—	—	—	—	(15)	(4,761)	(4,776)
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	—	3	—	—	—	—	—	3
Share-based payment	—	—	277	—	—	—	—	277

At 30 April 2017	619	46,432	5,413	(1,943)	19,993	35	(78,528)	(7,979)

Year ended 31 January 2017
Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2016	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080
Loss for the year	—	—	—	—	—	—	(21,371)	(21,371)
Currency translation adjustment	—	—	—	—	—	29	—	29

Total comprehensive loss for the year	—	—	—	—	—	29	(21,371)	(21,342)
New share capital issued from exercise of warrants	2	105	—	—	—	—	—	107
Share options exercised	3	280	—	—	—	—	—	283
Share-based payment	—	—	1,379	—	—	—	—	1,379

At 31 January 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)

Three months ended 30 April 2016 (Adjusted*)
Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2016	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080
Loss for the period	—	—	—	—	—	—	(5,435)	(5,435)
Currency translation adjustment	—	—	—	—	—	(5)	—	(5)

Total comprehensive loss for the period	—	—	—	—	—	(5)	(5,435)	(5,440)
New share capital issued from exercise of warrants	2	105	—	—	—	—	—	107
Share-based payment	—	—	336	—	—	—	—	336

At 30 April 2016	615	46,140	4,093	(1,943)	19,993	16	(57,831)	11,083

*	See Note 1 – ‘Change in accounting policy’

NOTES TO THE FINANCIAL STATEMENTS

For the three months ended 30 April 2017

1. Basis of accounting

The unaudited consolidated interim financial statements of Summit and its subsidiaries (the ‘Group’) for the three months ended 30 April 2017 have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and as adopted by the European Union and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2018 and the accounting policies set out in Summit’s consolidated financial statements. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2017 (the ‘2017 Accounts’). The 2017 Accounts, on which the Company’s auditors delivered an unqualified audit report, will be delivered to the Registrar of Companies following the 2017 Annual General Meeting.

The interim financial statements are prepared in accordance with the historical cost convention. Whilst the financial information included in this announcement has been prepared in accordance with IFRSs as issued by the International Accounting Standards Board and adopted for use in the European Union, this announcement does not itself contain sufficient information to comply with IFRSs.

The Group expects it will need to raise additional funding in the future in order to support research and development efforts, potential commercialisation related activities if any of its product candidates receive marketing approval, as well as to support activities associated with operating as a public company in both the United States and the United Kingdom. Management expects to finance its cash needs through a combination of some, or all, of the following: equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not for profit organisations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements.

After review of the future operating costs of the business in conjunction with the cash held at 30 April 2017 and the $22 million development milestone now due as detailed in Note 4, ‘Subsequent events,’ management is confident about the Group’s ability to continue as a going concern and accordingly the interim financial statements have been prepared on a going concern basis.

The financial information for the three month periods ended 30 April 2017 and 2016 are unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 30 April 2017, in the Consolidated Income Statement and in the Consolidated Cash Flow Statement for the three months ended 30 April 2017 have been translated into US dollars at the rate on 28 April 2017 of $1.2938 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 14 June 2017.

Change in accounting policy

Following an IFRS IC agenda decision in May 2016 on the application of International Accounting Standard 20 ‘Government Grants,’ the Company changed its accounting policy regarding charitable funding arrangements from the Wellcome Trust and US not for profit organisations during the year ended 31 January 2017.

In exchange for the funding provided, these arrangements require the Company to pay royalties on potential future revenues generated from these projects and also give the counterparties certain rights over the intellectual property if the compound is not exploited. The IFRIC decision has clarified that such arrangements result in a financial liability. The estimate of the financial liability is initially recognised at fair value using a discounted cash flow model with the difference between the fair value of the liability and the cash received considered to represent a charitable grant.

When determining the fair value on initial recognition, the significant assumptions in the model include the estimation of the timing and the probability of successful development leading to commercialisation of the project related results and related estimates of future cash flows. Estimated future cash flows include expected sources of revenue (including commercial sales and upfront payments, milestone payments and royalties from potential licensing arrangements) and are calculated using estimated geographical market share and associated pricing.

The financial liability is subsequently measured at amortised cost using a discounted cash flow model, which calculates the risk adjusted present values of estimated potential future cash flows for the respective projects related to the Wellcome Trust and US not for profit organisations. The financial liability is re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development such as the completion of a phase of research or changes in use or market for a product. The model will be updated for changes in the clinical probability of success and other associated assumptions with the discount rate remaining consistent within the model.

Re-measurements of the financial liability are recognised in the income statement as finance costs. Grant income is recognised as other operating income in accordance with International Accounting Standard 20, ‘Accounting for Government Grants and Disclosure of Government Assistance,’ at the same time as the underlying expenditure is incurred, provided that there is reasonable assurance that the Group will comply with the conditions.

This change in accounting policy has been reflected retrospectively in the comparative financial statements for the three months ended 30 April 2016. The opening position as at 1 February 2016 is in line with comparative amounts disclosed in the financial statements for the year ended 31 January 2017.

The impact of this change in accounting policy on the unaudited condensed consolidated financial statements is a reduction in other income historically recognised, a change in the level of accrued income accounted for as grant income and the recognition of a financial liability and finance costs associated with the unwinding of the discount.

Impact on Consolidated Statement of Comprehensive Income	Original Three months ended 30 April 2016 £000	Adjusted Three months ended 30 April 2016 £000	Impact £000

Finance costs	—	(194)	(194)

	—	(194)	(194)

Impact on Consolidated Statement of Cash Flows	Original Three months ended 30 April 2016 £000	Adjusted Three months ended 30 April 2016 £000	Impact £000
Loss before income tax	(6,176)	(6,370)	(194)
Adjusted for:
Finance costs	—	194	194
Impact on net cash used in operating activities	(6,368)	(6,368)	—

2. Loss per share calculation

The loss per Ordinary Share has been calculated by dividing the loss for the period by the weighted average number of Ordinary Shares in issue during the three months ended 30 April 2017: 61,883,701 (for the three months ended 30 April 2016: 61,324,182).

Since the Group has reported a net loss, diluted loss per Ordinary Share is equal to basic loss per Ordinary Share.

3. Issue of share capital

On 22 February 2017, 50,000 Ordinary Shares were issued following the exercise of warrants at an exercise price of 20 pence per share. The issue of shares raised net proceeds of £10,000.

On 10 April 2017, 16,667 Ordinary Shares were issued following the exercise of options. The exercise of options raised net proceeds of £3,000.

Following the exercise of the above warrants and share options, the number of Ordinary Shares in issue was 61,908,233.

All new Ordinary Shares rank pari passu with existing Ordinary Shares.

4. Subsequent events

In May 2017, the Group announced the first dosing of the last patient in its ongoing Phase 2 clinical trial of ezutromid which triggered a $22 million milestone payment due to Summit as part of the Group’s licence and collaboration agreement with Sarepta.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

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